EXHIBIT 99.1

NOTICE OF MEMBER ACTION TO BECOME EFFECTIVE ON OR ABOUT

NOVEMBER 23, 2011

To the Members of China Natural Resources, Inc.:

NOTICE IS HEREBY GIVEN that the holder of a majority of the issued and outstanding voting securities of China Natural Resources, Inc., a British Virgin Islands corporation (the “Company”), has approved and authorized the following corporate action:

(1)

The election of two Class I Directors, each to hold office for a three-year term, until immediately following the annual meeting of Members at which his successor is duly elected and qualified as hereinafter described; and

(2)

The ratification of the engagement of Ernst & Young as our independent registered public accounting firm for the fiscal year ending December 31, 2011.

The corporate actions described above will become effective on or about November 23, 2011 but not sooner than 20 days following the date that this Notice and the accompanying Information Statement are first mailed to our Members.

WE ARE NOT SOLICITING PROXIES AND WE REQUEST THAT YOU DO NOT SEND US A PROXY.

No action is required by you. The accompanying Information Statement is furnished only to inform our Members of the actions being taken before they become effective. This Information Statement is first mailed to our Members on or about November 3, 2011.

We thank you for your continued support.

On Behalf of the Board of Directors

Corporate Secretary

Hong Kong

November 3, 2011

CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F

West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

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INFORMATION STATEMENT

FOR

2011 ANNUAL MEETING OF MEMBERS

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This Information Statement is being furnished to you by the Board of Directors of China Natural Resources, Inc. in connection with corporate action approved and authorized by the holder of a majority of our outstanding common shares (the “Majority Holder”) relating to our 2011 Annual Meeting of Members. The corporate actions described in this Information Statement will become effective on or about November 23, 2011 in accordance with the written consent in lieu of meeting of the Majority Holder, but no sooner than 20 days following the date that this Information Statement is first mailed to our Members (the “Effective Date”). The 2011 Annual Meeting of Members shall be deemed to occur on the Effective Date.

The elimination of the need to hold an in-person 2011 Annual Meeting of Members for the purposes described in the accompanying Notice of Member Action is made possible by the laws of the British Virgin Islands, our Memorandum and Articles of Association and rules of The NASDAQ Stock Market applicable to foreign private issuers such as our company. The laws of the British Virgin Islands do not require that we hold an in-person annual meeting and our Memorandum and Articles of Association provide that the written consent of holders of outstanding shares of voting capital stock having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and votes, may be substituted for such an in-person meeting. Moreover, The NASDAQ Stock Market does not require a foreign private issuer to hold an in-person annual meeting if the laws of the issuer’s home jurisdiction do not require that an in-person annual meeting be held. Our use of this Information Statement will relieve us of the expense of soliciting proxies and holding an “in-person” annual meeting of Members.

A copy of our Annual Report on Form 20-F, including audited consolidated financial statements for each of the three years ended December 31, 2010, accompanies this Information Statement.

This Information Statement is first being mailed on or about November 3, 2011 to Members of record on October 17, 2011, and is being provided to inform you of the corporate actions described herein before they take effect. This Information Statement shall constitute notice under Clause 71 of our Articles and Memorandum of Association of the action taken by written consent in lieu of meeting of Members. A list of Members as of the record date is available for examination by any Member for a proper purpose during normal business hours at our offices. No dissenter’s rights are afforded to our Members under the laws of the British Virgin Islands as a result of the adoption of these actions.

The entire cost of furnishing this Information Statement will be borne by us. We will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of our voting securities held of record by them and we will reimburse such persons for out-of-pocket expenses incurred in forwarding such material.

CONVENTIONS

Unless otherwise specified, all references in this Information Statement to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "RMB" or "Yuan" are to Renminbi Yuan, which is the lawful currency of the People's Republic of China ("China" or the "PRC"). We maintain our accounts in Hong Kong Dollars. The accounts of our subsidiaries are maintained in either Hong Kong Dollars or Renminbi. Our consolidated financial statements are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the “RMB Exchange Rate”) as quoted by Bloomberg Finance L.P. ("Bloomberg") on December 31, 2010, which was approximately U.S.$1.00 = RMB6.6070. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as at December 31, 2010. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the RMB Exchange Rate or at all.

FOREIGN PRIVATE ISSUER STATUS

We are a “foreign private issuer” within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Foreign private issuers are not required to provide all of the disclosure required to be included in reports filed under the Exchange Act by companies that are not foreign private issuers. In addition, foreign private issuers are not subject to certain provisions of the Exchange Act, including Section 14A of the Exchange Act relating to the preparation, filing and dissemination of proxy statements and Information Statements. Therefore, this Information Statement may not contain all of the disclosure required to be included in Information Statements prepared in accordance with Section 14A, although management does not believe that this Information Statement omits any material information necessary for a fair understanding of the matters discussed herein.

STATUS OF MEMBERS

The laws of the British Virgin Islands, our jurisdiction of organization, refer to equity owners of a British Virgin Islands corporation as “Members.” Therefore, we have used the term “Members” throughout this Information Statement to refer to our equity owners. We believe that “Members” has the same connotation as the terms “shareholders” and “stockholders,” as such terms are generally used to refer to equity holders of corporations organized under the laws of various states in the United States.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us concerning the beneficial ownership of our common shares as of the October 17, 2011 record date by:

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each person known by us to be the owner of more than 5% of our outstanding common shares;

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each of our directors and director nominees;

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each of our executive officers and key management of our operating subsidiaries; and

•

all executive officers and directors as a group.

As of the record date, there were 24,910,916 common shares outstanding. Unless otherwise indicated (a) each person identified in the table has sole voting and dispositive power with respect to all shares shown as beneficially owned and (b) the address of each beneficial owner is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.3%
Tam Cheuk Ho	281,926		1.1%
Wong Wah On Edward	400,000		1.6%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Tang Mian	—		—
Wan Huojin	—		—
Officers and directors as a group (8 persons)	15,462,519		62.0%
Rosetta Stone Capital Limited	2,250,000	(2)	9.0%

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(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group Limited, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

(2)

Consists of 2,250,000 outstanding common shares. We are advised that Rosetta Stone Capital Limited is owned 32.5% by Mr. Guozhong Xie, 29.17% by Keen View Investments Limited, 29.17% by Sun Fortune Investments Limited, 5.83% by Smartmind Investments Limited and 3.33% by Mr. Yuen Kin Lo. Mr. Guozhong Xie is the sole director of Rosetta Stone Capital Limited, Ms. Pan Pan Hui is the sole shareholder and director of Keen View Investments Limited, Ms. Yi Mei Liu is a controlling shareholder and director of Sun Fortune Investments Limited and Ms. Yunxiao Zhao is the sole shareholder and director of Smartmind Investments Limited.

OUR DIRECTORS AND EXECUTIVE OFFICERS

Board Members

Our Board of Directors is responsible for the overall management of our company. The Board of Directors is divided into three classes, designated Class I, Class II and Class III. The Board of Directors currently includes two Class I Directors, two Class II Directors, and two Class III Directors. The current term of our Class I Directors expires immediately following our annual meeting of Members in 2011, the current term of our Class II Directors expires immediately following our annual meeting of Members in 2012 and the current term of our Class III Directors expires immediately following our annual meeting of Members in 2013. The name, age and business experience of each of our Directors is as follows:

Class I Directors

Li Feilie (age 45)

Chairman of the Board of Directors, President and Chief Executive Officer

Mr. Li Feilie was appointed as a director, Chief Executive Officer, Chairman of the Board on February 3, 2006 following the consummation of the acquisition of Feishang Mining. Mr. Li has served as a director of Feishang Mining since September 2004. Mr. Li served as the Chairman of Wuhu Feishang from June 2002 to June 2004. Mr. Li has been the chairman of Feishang Industrial, WFID and Wuhu Port, companies beneficially owned by him, since June 2000, December 2001 and October 2002, respectively. He has also served as director of Pingxiang Iron & Steel Co. Ltd. since July 2003. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from the Economic Department of Peking University and was awarded a Master’s degree from the Graduate School of Peking University.

Ng Kin Sing (age 49)

Director

Mr. Ng Kin Sing has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since November 22, 2004, and a member of its compensation committee since November 1, 2007. He served as a director and a member of the audit committee of China Resources from February 1, 1999 until completion of the Redomicile Merger. From April 1998 to the present, Mr. Ng has been the managing director of Action Plan Limited, a private securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Class II Directors

Lam Kwan Sing (age 42)

Director

Mr. Lam Kwan Sing has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since November 22, 2004, and a member of its compensation committee since November 1, 2007. He served as a director and a member of the audit committee of China Resources from March 20, 2003 until completion of the Redomicile Merger. From August 2010 to present, Mr. Lam has been the executive director of Rising Development Holdings Limited, a Hong Kong listed company, where he is responsible for corporate development. From May 2008 to July 2010, Mr. Lam was the executive director of Neo-China land Group (Holdings) Limited, a Hong Kong listed company. In 2007, Mr. Lam served as the executive director of Forefront Group, a Hong Kong listed company. From 2002 to 2006, Mr. Lam served as the executive director of New Times Group Holdings Limited, a Hong Kong listed company. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

Yip Wing Hang (age 45)

Director

Mr. Yip Wing Hang has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since June 26, 2006, and a member of its compensation committee since November 1, 2007. From October 2010 to present, Mr. Yip has been the marketing director of Athena Financial Services Limited responsible for the sale and distribution of financial products. From February 2002 to September 2010, he was the marketing director of Hantec Investment Consultant Limited. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. Mr. Yip holds a Masters degree in Accounting and Finance from the Lancaster University, UK.

Class III Directors

Tam Cheuk Ho (age 49)

Director and Executive Vice President

Mr. Tam Cheuk Ho has served as a director of CHNR since December 23, 1993, and as its Chief Financial Officer from November 22, 2004 until January 2008. He served as the Chief Financial Officer and a director of China Resources from December 2, 1994 until completion of the Redomicile Merger. On January 2, 2008, Mr. Tam was promoted to the office of Executive Vice President and, in connection therewith, resigned his position as Chief Financial Officer. From July 1984 through January 1992, he worked as Audit Manager at Ernst & Young, Hong Kong, and from February 1992 through September 1992, as Financial Controller at Tack Hsin Holdings Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992, through December 1994, Mr. Tam was Finance Director of Hong Wah (Holdings) Limited. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practicing) in Hong Kong. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong.

Wong Wah On Edward (age 48)

Director, Secretary and Chief Financial Officer

Mr. Wong Wah On Edward has been a director of CHNR since January 25, 1999, its Secretary since February 1, 1999 and served as Financial Controller from November 22, 2004 until January 2008. He served as Corporate Secretary, Financial Controller and a director of China Resources from December 30, 1997 until completion of the Redomicile Merger. On January 2, 2008, Mr. Wong was promoted to the office of Chief Financial Officer and, in connection therewith, resigned his position as Financial Controller. From October 1992 through December 1994, Mr. Wong was the Deputy Finance Director of Hong Wah (Holdings) Limited. From July 1988 through October 1992, he was an audit supervisor at Ernst & Young, Hong Kong. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practicing) in Hong Kong.

The following table sets forth the senior management of Wuhu Feishang and Guizhou Yongfu, and their ages and positions with Wuhu Feishang and Guizhou Yongfu:

Name	Age	Position

Tang Mian	49	Director and General Manager of Wuhu Feishang
Wan Huojin	66	General Manager of CHNR’s Coal Division
Cai Zhirong	42	Director and General Manager of Wuhu Feishang

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*

Mr. Tang resigned his position with the Company in March 2011 and Mr. Cai succeeded to his position.

Mr. Tang Mian served as the Director and General Manager of Wuhu Feishang from its incorporation in June 2002 until his resignation in March 2011. From September 1996 to June 2002, he was the manager of Anhui Fanchang. Mr. Tang holds a master’s degree in business administration from Nanjing University, the PRC, and an associate’s degree in chemical education form Wuhu Normal College, the PRC.

Mr. Cai Zhirong has been the Director and General Manager of Wuhu Feishang since March 2011. Mr. Cai holds a bachelor’s degree in engineering survey from Guilin University of Technology and master’s degrees in both management science and engineering, and business administration from Central South University. Prior to joining Wuhu Feishang, Mr. Cai was the Deputy General Manager of Wuhu Hengxin for seven years. He possesses extensive human resources management experience in a number of companies prior to joining Wuhu Hengxin.

Mr. Wan Huojin has been the General Manager of our Coal Division since June 2010. From September 2008 to May 2010, Mr. Wan was the Deputy General Manager of our Coal Division. From 2001 to 2007, Mr. Wan was the Head of Fengcheng Mining Bureau, Jiangxi Province. Mr. Wan graduated from Coal Industry Department of Pingxiang Coal Mining College.

Our officers are elected annually at the Board of Directors meeting following the annual election of directors by Members, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal.

Meetings of the Board of Directors

During the year ended December 31, 2010, our Board of Directors held 10 meetings. Each member of the board participated in each meeting of the board. Action was taken by written consent in lieu of meeting on 18 occasions during 2010.

Fees to Members of the Board of Directors

Commencing July 1, 2006, we pay our independent directors a monthly directors’ fee equal to HK$5,000. We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of board committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings.

CORPORATE GOVERNANCE MATTERS

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.

Audit Committee

Our Board of Directors has established an audit committee that operates pursuant to a written charter. Our audit committee, whose members currently consists of Yip Wing Hang, Lam Kwan Sing and Ng Kin Sing, is principally responsible for ensuring the accuracy and effectiveness of the annual audit of the financial statements. The duties of the audit committee include, but are not limited to:

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appointing and supervising our independent registered public accounting firm;

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assessing the organization and scope of the company’s interim audit function;

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reviewing the scope of audits to be conducted, as well as the results thereof;

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approving audit and non-audit services provided to us by our independent registered public accounting firm; and

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overseeing our financial reporting activities, including our internal controls and procedures and the accounting standards and principles applied.

Each member of the Audit Committee is an “independent” director, as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in NASDAQ Marketplace Rule 5605(a)(2). Our Audit Committee held a total of eight meetings during fiscal 2010, which were attended by all of the Committee’s then current members. A copy of the Amended and Restated Charter of the Audit Committee is posted on our website at www.chnr.net, and may be obtained by sending a written request to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The information posted on our website is not incorporated by reference into this Information Statement.

Audit Committee Financial Expert

In general, an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K, is an individual member of the Audit Committee who:

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understands generally accepted accounting principles and financial statements,

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is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

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has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to the our financial statements,

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understands internal controls over financial reporting, and

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understands audit committee functions.

An “audit committee financial expert” may acquire the foregoing attributes through:

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education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;

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experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accounts with respect to the preparation, auditing or evaluation of financial statements; or

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other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing are each an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K. Each of our “audit committee financial experts” is independent as that term is used in NASDAQ Marketplace Rule 5605(a)(2).

Audit Committee Report

The following statement made by our Audit Committee shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, and shall not otherwise be deemed filed under either of those acts.

The primary function of the Audit Committee is to assist the Board of Directors in its oversight of our financial reporting processes. Management is responsible for the preparation, presentation and integrity of the financial statements, including establishing accounting and financial reporting principles and designing systems of internal control over financial reporting. Our independent auditors are responsible for expressing an opinion as to the conformity of our consolidated financial statements with generally accepted accounting principles and auditing management’s assessment of the effectiveness of internal control over financial reporting.

With respect to the year ended December 31, 2010, in addition to its other work, the Audit Committee:

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Reviewed and discussed with management and Ernst & Young, our independent registered public accounting firm, our audited consolidated financial statements as of December 31, 2010 and the year then ended;

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Discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended, with respect to its review of the findings of the independent registered public accounting firm during its examination of our financial statements; and

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Received from Ernst & Young written affirmation of its independence as required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees”. In addition, the Audit Committee discussed with Ernst & Young, its independence and determined that the provision of non-audit services was compatible with maintaining auditor independence.

The Audit Committee recommended, based on the review and discussion summarized above, that the Board of Directors include the audited consolidated financial statements in the 2010 Form 20-F for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors:

/s/ Ng Kin Sing
/s/ Lam Kwan Sing
/s/ Yip Wing Hang

Nominating and Corporate Governance Committee; Member Nominees for Director

Our Board of Directors has established a Nominating and Corporate Governance Committee that operates pursuant to a written charter. The current members of the Nominating and Corporate Governance Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Nominating and Corporate Governance Committee is an independent director, as such term is used in NASDAQ Marketplace Rule 5605(a)(2).

The Nominating and Corporate Governance Committee is responsible for providing oversight on a broad range of issues surrounding the composition and operation of our Board of Directors. In particular, the responsibilities of the Nominating and Corporate Governance Committee include:

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identifying individuals qualified to become members of the Board of Directors;

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determining the slate of nominees to be recommended for election to the Board of Directors;

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reviewing corporate governance principles applicable to us, including recommending corporate governance principles to the Board of Directors and administering our Code of Ethics;

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assuring that at least one Audit Committee member is an “audit committee financial expert” within the meaning of regulatory requirements; and

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carrying out such other duties and responsibilities as may be determined by the Board of Directors.

The Nominating and Corporate Governance Committee is required to meet at least once annually, and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are presented to the full committee at its next scheduled meeting. Discussions pertaining to the nomination of directors are required to be held in executive session. The Nominating and Corporate Governance Committee met on two occasions during the year ended December 31, 2010.

The Nominating and Corporate Governance Committee will consider candidates for directors proposed by shareholders, although no formal procedures for submitting the names of candidates for inclusion on management’s slate of director nominees have been adopted. Until otherwise determined by the Nominating and Corporate Governance Committee, a member who wishes to submit the name of a candidate to be considered for inclusion on management’s slate of nominees at the next annual meeting of shareholders must notify our Corporate Secretary, in writing, no later than June 30 of the year in question of its desire to submit the name of a director nominee for consideration. The written notice must include information about each proposed nominee, including name, age, business address, principal occupation, telephone number, shares beneficially owned and a statement describing why inclusion of the candidate would be in our best interests. The notice must also include the proposing member’s name and address, as well as the number of shares beneficially owned. A statement from the candidate must also be furnished, indicating the candidate’s desire and ability to serve as a director. Adherence to these procedures is a prerequisite to the board’s consideration of the member’s candidate. Once a candidate has been identified, the Nominating and Corporate Governance Committee reviews the individual’s experience and background, and may discuss the proposed nominee with the source of the recommendation. If the Nominating and Corporate Governance Committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management’s slate of director nominees to be submitted for election to the board.

There were no Member recommendations for nomination to the Board of Directors in connection with the 2010 Annual Meeting of Members. There are two Class I Director nominees who will be elected by the written consent of the holder of a majority of our outstanding voting securities as described herein, each of whom is an incumbent director standing for reelection.

A copy of the Charter of our Nominating and Corporate Governance Committee is posted on our website at www.chnr.net, and may be obtained by sending a written request to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The information posted on our website is not incorporated by reference into this Information Statement.

Compensation Committee

Our Board of Directors has established a Compensation Committee that operates pursuant to a written charter. The current members of the Compensation Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Compensation Committee is an independent director, as such term is used in NASDAQ Marketplace Rule 5605(a)(2).

The Compensation Committee is responsible for:

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Formulating corporate goals and objectives relevant to compensation payable to the CEO and other executive officers;

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Evaluating the performance of the CEO and other executive officers in light of these goals and objectives;

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Recommending to the board for its adoption and approval, compensation payable to the CEO and other executive officers, including (a) annual base salary level, (b) annual incentive opportunity level, (c) long-term incentive opportunity level, (d) employment agreements, severance arrangements, and change in control agreement/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits;

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Administering and supervising the Company’s incentive compensation plans, including equity compensation plans;

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Recommending to the board for its adoption and approval, awards to be made under the Company’s incentive compensation plans, including equity compensation plans; and

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Generally supporting the Board of Directors in carrying out its overall responsibilities relating to executive compensation.

The Compensation Committee is required to meet at least once annually and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are promptly communicated to all other committee members. The Compensation Committee met on two occasions during the 2009 fiscal year.

A copy of the Charter of our Compensation Committee is posted on our website at www.chnr.net, and may be obtained by sending a written request to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The information posted on our website is not incorporated by reference into this Information Statement.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during fiscal 2010 were Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. No member of our compensation committee during the last completed fiscal year (a) was an officer or employee of China Natural Resources or any of its subsidiaries, (b) was formerly an officer or employee of China Natural Resources or any of its subsidiaries, or, (c) had any relationship requiring disclosure by China Natural Resources under any paragraph of Item 404 of Regulation S-K.

Member Communications with our Board of Directors

The Board recommends that communications with the Board be initiated, in writing, addressed to China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, Attention: Corporate Secretary. This centralized process will assist the Board in reviewing and responding to shareholder communications in an appropriate manner. The name of any specific intended Board recipient should be noted in the communication. The Board has instructed our Secretary to forward such correspondence only to the intended recipient(s); however, the Board has also instructed our Secretary, prior to forwarding any correspondence, to review such correspondence and, in his or her discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, some of that correspondence may be forwarded elsewhere within the Company for review and possible response.

Attendance at Annual Meeting of Members

We have not adopted a formal policy on Board members’ attendance at in-person annual meetings of Members, although all Board members are encouraged to attend in-person meetings. We do not currently hold “in-person” meetings of Members, and we are not subject to any laws, rules or regulations that require us to do so.

NASDAQ Requirements

Our common shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time amends, Marketplace Rule 5600 that imposes various corporate governance requirements on listed securities. Section (a)(3) of Marketplace Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 5600, but, as to the balance of Marketplace Rule 5600, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise mandate compliance with the same or substantially similar requirement.

We currently comply with those specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 5600, notwithstanding that our home jurisdiction does not mandate compliance with the same or substantially similar requirements; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600 that are not mandatory. However, we have elected not to comply with the following provisions of Marketplace Rule 5600, since the laws of the British Virgin Islands do not require compliance with the same or substantially similar requirements:

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a majority of our directors are not independent as defined by NASDAQ rules;

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our independent directors do not hold regularly scheduled meetings in executive session;

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the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the Board of Directors, and our CEO may be present in the deliberations concerning his compensation;

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related party transactions are not required to be reviewed and we are not required to solicit member approval of: stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

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we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 5600.

Code of Ethics

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

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honest and ethical conduct,

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full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,

•

compliance with applicable laws, rules and regulations,

•

the prompt reporting of any violation of the code, and

•

accountability for adherence to the Code of Ethics.

We have adopted a Code of Ethics applicable to all of our employees, and additional provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics has been incorporated by reference as an exhibit to our Annual Report on Form 20-F and may be obtained, without charge, upon written request addressed to the attention of our Corporate Secretary, Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. A copy of our code of Ethics is also posted on our website at www.chnr.net. The information posted on our website is not incorporated by reference into this Information Statement.

Section 16(a) Beneficial Ownership Reporting Compliance

We are a foreign private issuer under Federal securities laws. As a result, our directors, officers and Members are not required to file beneficial ownership reports under Section 16 of the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2010, to our principal executive officers, each of our other executive officers and/or directors and senior management of our principal operating subsidiaries.

Name	Compensation (US$)	Number of options to purchase Common Shares	Exercise price (US$/ share)	Expiration date

Li Feilie	—	—	—	—
Tam Cheuk Ho	—	—	—	—
Wong Wah On Edward	—	—	—	—
Lam Kwan Sing	7,692	—	—	—
Ng Kin Sing	7,692	—	—	—
Yip Wing Hang	7,692	—	—	—
Tang Mian	17,035	—	—	—
Wan Huojin	18,163	—	—	—
Cai Zhirong *	—	—	—	—

———————

*

Mr. Tang resigned in March 2011 and was succeeded by Mr. Cai. Mr. Cai was not compensated by the Company or its subsidiaries during 2010.

Outstanding Equity Awards at Year End

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for each person named in the Summary Compensation Table as of December 31, 2010:

	OPTION AWARDS					STOCK AWARDS
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Li Feilie	—	—	—	—	—	—	—	—	—
Tam Cheuk Ho	—	—	—	—	—	—	—	—	—
Wong Wah On Edward	—	—	—	—	—	—	—	—	—
Lam Kwan Sing	—	—	—	—	—	—	—	—	—
Ng Kin Sing	—	—	—	—	—	—	—	—	—
Yip Wing Hang	—	—	—	—	—	—	—	—	—
Tang Mian	—	—	—	—	—	—	—	—	—
Wan Huojin	—	—	—	—	—	—	—	—	—
Cai Zhirong *	—	—	—	—	—	—	—	—

———————

*

Mr. Tang resigned in March 2011 and was succeeded by Mr. Cai. Mr. Cai was not compensated by the Company or its subsidiaries during 2010.

Employment Agreements and Related Matters

Effective October 1, 2008, we entered into Service Agreements with each of Li Feilie, our Chairman and Chief Executive Officer, Tam Cheuk Ho, our Executive Vice President, and Wong Wah On Edward, our Chief Financial Officer. Each of the Agreements contains customary provisions to protect our confidential information and trade secrets and, in addition, provides that:

•

the initial term of the Service Agreement will be three years and shall continue thereafter unless and until terminated by a party on not less than three months’ notice;

•

the executive will serve as an executive officer of the Company in such capacity and with such responsibilities as are determined by the Board of Directors;

•

we are to compensate the executive with an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee;

•

the executive’s annual fee will be reviewed annually by the Compensation Committee and may be adjusted in the discretion of the Committee with the approval of the Board of Directors;

•

the Service Agreement may be terminated in the event of the death or incapacity of the executive or upon the occurrence of other customary grounds for termination;

•

for two years following expiration of the Agreement, the executive may not compete with the business of the Company in the PRC, or solicit employees or customers of the Company;

•

the executive be indemnified for liabilities incurred in good faith during the course of the performance of his services to the Company;

•

the executive serve on our Board of Directors if requested to do so by the board, without additional consideration; and

•

the executive be reimbursed for reasonable expenses incurred in the performance of his responsibilities under the Agreement.

In view of the Company’s desire to maximize its fiscal resources at this early stage of the Company’s mining operations, each of the Company’s employee directors has agreed to serve as an officer of the Company for a nominal amount of cash compensation (US$1.00 dollar per year). The annual amount of cash compensation may be increased at the end of each year of service at a rate to be determined by the Compensation Committee and approved by the Board of Directors. Our executive directors may, based upon a determination by the Compensation Committee and approval of the board, be granted equity awards under the Company’s equity compensation plan. There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive directors.

We have no other service agreements or similar contracts with any of our officers or directors and maintain no retirement, fringe benefit or similar plans for the benefit of our officers or directors. We may, however, enter into employment contracts with our officers and key employees, adopt various benefit plans and begin paying compensation to our officers and directors as we deem appropriate to attract and retain the services of such persons.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2010:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrant and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2003 Equity Compensation Plan	1,000,000	$22.64	1,164,683
Equity compensation plans not approved by security holders	—	N/A	—
Total	1,000,000	$22.64	1,164,683

Stock Option Plan

The purposes of the 2003 Equity Compensation Plan (the “2003 Plan”) are to:

•

Encourage ownership of our common stock by our officers, directors, employees and advisors;

•

Provide additional inventive for them to promote our success and our business; and

•

Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common shares.

On December 18, 2003, our Board of Directors and shareholders approved and adopted the 2003 Plan. The 2003 Plan is administered by the Board of Directors or a committee designated by the board (the “Plan Committee”). The 2003 Plan allows the Plan Committee to grant various incentive equity awards not limited to stock options. The Company has reserved a number of common shares equal to 20% of the issued and outstanding common shares of the Company, from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2003 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Committee determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Committee determines.

The Committee will determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our common shares at the time of the award. All questions relating to the administration of the 2003 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Committee.

Options granted under the 2003 may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the underlying shares as of the date of grant. The exercise price of non-qualified options may not be less than 85% of the fair market value of the underlying shares as of the date of grant.

During the years ended December 31, 2008, 2009 and 2010, the Committee granted options to certain employees and officers to purchase 1,000,000, nil, and nil, respectively, of the Company’s common shares under the 2003 Plan. A total of 1,164,683 shares were available for grant as of December 31, 2010. The 2003 Plan terminates on December 18, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Asset/ Business Acquisitions

On March 4, 2008, the Company acquired all of the issued and outstanding capital stock of Mark Faith, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A of our Annual Report on Form 20-F, a copy of which accompanies this Information Statement.

On January 12, 2009, the Company acquired all of the issued and outstanding capital stock of Newhold, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A of our Annual Report on Form 20-F, a copy of which accompanies this Information Statement.

On July 10, 2009, the Company acquired all of the issued and outstanding capital stock of Pineboom, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A of our Annual Report on Form 20-F, a copy of which accompanies this Information Statement.

On April 30, 2010, the Company acquired all of the issued and outstanding capital stock of Wealthy Year, a BVI company, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A of our Annual Report on Form 20-F, a copy of which accompanies this Information Statement.

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2008 RMB’000	2009 RMB’000	2010 RMB’000
CHNR’s payment of its share of office rental to Anka
Consultants Limited (“Anka”) (1)	625	1,088	982
Sales from Yangpu Lianzhong to Wuhu Hengxin (2)	26,210	—	—
Sales from Yangpu Lianzhong to Wuhu Hengchang (2)	—	63,025	—

———————

(1)

On September 1, 2000, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into an office sharing agreement, based upon which the Company’s head office in Hong Kong is shared on an equal basis between the two parties. The office sharing agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office. On July 1, 2008, the Company and Anka entered into a new license agreement, which was refreshed on July 1, 2010, to replace the office sharing agreement. The license agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day to day office administration provided by Anka. For the years ended December 31, 2008, 2009 and 2010, the Company paid its share of rental expense to Anka.

(2)

Amounts represented sales of blister copper, embedded gold in copper and embedded silver in copper.

Receivables/ Payables with Related Parties

Loans with related companies are summarized as follows:

	As of December 31,
	2008 RMB’000	2009 RMB’000	2010 RMB’000
Receivables from related parties
Trade receivables
Wuhu Hengxin (1)	30,665	—	—
Wuhu Hengchang (2)	40,165	68,740	—
Advance to unconsolidated investee
Guangdong Longchuan (3)	39,290	37,432	—
Others
Jiangxi Haiji Leasing Co., Ltd. (“Jiangxi Haiji”) (4)	3,000	—	—
Feishang Group (5)	2,101	—	—

Payables to related parties
Wuhu Feishang Non-metal Material Co. Ltd. (“WFNM”) (6)	406	1,421	304
Feishang Enterprise Group Limited (“Feishang Enterprise”) (7)	15,600	—	44,478
Wuhu Hengxin (8)	996	—	—
Shenzhen Xupu Investment Co. Ltd. (“Shenzhen Xupu”) (9)	1,261	—	—
Hainan Non-ferrous Metal (10)	53	—	—
Jiangxi Haiji (11)	20,757	—	—
Feishang Group (12)	—	54,039	404,093

———————

(1)

Receivable from Wuhu Hengxin owed to Yangpu Lianzhong, due from the sale of copper products. The maximum outstanding amount during the year ended December 31, 2009 was RMB30.67 million (US$4.64 million).

(2)

Receivable from Wuhu Hengchang owed to Yangpu Lianzhong, due from the sale of copper products. The maximum outstanding amount during the year ended December 31, 2010 was RMB68.74 million (US$10.40 million).

(3)

Receivable from Guangdong Longchuan owed to Yunnan Mining for its acquisition of exploration rights. The maximum outstanding amount during the year ended December 31, 2010 was RMB37.43 million (US$5.67 million).

(4)

Receivable from Jiangxi Haiji owed to Feishang Copper, and represents a refundable deposit paid in connection with a capital lease. The maximum outstanding amount during the year ended December 31, 2009 was RMB3 million (US$0.45 million).

(5)

Owed by Feishang Group to the Company and represents the refunded portion of the Mark Faith acquisition price. The maximum outstanding amount during the year ended December 31, 2009 was RMB2.1 million (US$0.32 million). The amount owed was paid to CHNR in January 2009.

(6)

Represents payments made by Wuhu Feishang on behalf of WFNM and offset against amounts owed by Wuhu Feishang to WFNM.

(7)

Payable to Feishang Enterprise from Feishang Management for the net amount of expenses paid by Feishang Enterprise on behalf of Guizhou Puxin and certain other subsidiaries.

(8)

Payable to Wuhu Hengxin from Feishang Copper for the purchase of blister copper.

(9)

Payable to Shenzhen Xupu collectively by Feishang Management and Yangpu Lianzhong for expenses paid by Shenzhen Xupu on their behalf.

(10)

Payable to Hainan Non-ferrous Metal by Yangpu Lianzhong for expenses paid by Hainan Non-ferrous Metal on behalf of Yangpu Lianzhong.

(11)

Payable to Jiangxi Haiji of RMB20.76 million (US$3.14 million) by Feishang Copper in connection with a capital lease obligation for certain of its plant and machinery.

(12)

Payable to Feishang Group for the acquisition of Pineboom and Wealthy Year.

WFNM, Wuhu Hengchang, Wuhu Hengxin, Feishang Enterprise, Jiangxi Haiji, Shenzhen Xupu and Feishang Group are entities controlled by Mr. Li Feilie who is also an officer, director, and indirectly, the principal beneficial shareholder of the Company.

MATTERS APPROVED AND AUTHORIZED BY MAJORITY MEMBER

On October 18, 2011, Feishang Group Limited, the holder of 14,480,593, or approximately 58.1%, of our outstanding common shares (the “Majority Member”), executed a written consent in lieu of meeting of Members to (a) elect Li Feilie and Ng Kin Sing as Class I Directors and (b) ratify the appointment of Ernst & Young as our independent registered public accounting firm for the year ending December 31, 2011. Mr. Li Feilie, our President, Chief Executive Officer and Chairman, is the beneficial owner of the Majority Member. The written consent provides that it is to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members.

MATTER ONE

ELECTION OF CLASS I DIRECTORS

Members of each class of our Board of Directors are elected to serve for a three-year term. The three-year terms of the members of each class are staggered, so that each year the members of a different class are due to be elected at the annual meeting. Each director is to hold office for a three-year term expiring immediately following the annual meeting of Members held three years following the annual meeting at which he or she was elected. However, at our first annual meeting of Members on December 31, 2004 following our redomicile to the British Virgin Islands, the Class I Directors elected at that meeting held office for a one-year term, the Class II Directors hold office for a two-year term and the Class III Directors hold office for a three-year term. The following table reflects the current expiration date of the various classes of Director:

Class of Director	Current Expiration of Term

Class I	Immediately Following the 2011 Annual Meeting of Members
Class II	Immediately Following the 2012 Annual Meeting of Members
Class III	Immediately Following the 2013 Annual Meeting of Members

As noted above, the Majority Member has executed a written consent in lieu of meeting to elect Li Feilie and Ng Kin Sing as Class I directors for three-year terms that are to expire immediately following the 2014 Annual Meeting of Members. The biographies of the Class I Director-nominees are included elsewhere in this Information Statement.

Resolution Adopted

The Majority Member has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that Li Feilie and Ng Kin Sing are hereby elected as Class I Directors, to serve as such until immediately following the annual meeting of Members to take place three years following the annual meeting at which they are elected, and until their successors are duly elected and qualified.

MATTER TWO

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Change in Independent Registered Public Accountants

On October 15, 2010, we dismissed GHP Horwath, P.C. as our principal independent registered public accounting firm and engaged Ernst & Young as our principal independent registered public accounting firm. GHP Horwath, P.C. audited our consolidated financial statements as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009. The dismissal of GHP Horwath, P.C. and the engagement of Ernst & Young were each recommended by our Audit Committee and thereafter approved by our Board of Directors on October 15, 2010. GHP Horwath, P.C. did not resign or decline to stand for re-election. Further details about the dismissal of GHP Horwath, P.C. and the engagement of Ernst & Young are contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2011.

The Audit Committee of the Board of Directors has selected and approved Ernst & Young to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2011. The Majority Member has ratified the appointment of Ernst & Young to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2011.

The following table shows the fees that we paid or expect to pay for the audit and other services provided by GHP Horwath, P.C. for the fiscal year 2009, and Ernst and Young for fiscal year 2010.

	Fiscal 2009	Fiscal 2010

Audit Fees	$340,000	$750,000
Audit-Related Fees	$3,000	$440,000
Tax Fees	—	—
All Other Fees	—	—

Total	$343,000	$1,190,000

Audit Fees – This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. This category also includes advice on audit and certain other services that arose during, or as a result of, the audit or the review of interim financial statements. The services for the fees disclosed under this category include consultation regarding our correspondence with the SEC and other accounting consulting.

Audit-Related Fees – This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”

Tax Fees – This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees – This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Ernst and Young with respect to fiscal year 2010 were pre-approved by the Audit Committee.

Resolution Adopted

The Majority Member has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that the appointment of Ernst & Young, as independent registered public accounting firm for the fiscal year ending December 31, 2011 is hereby confirmed and ratified.

MEMBER PROPOSALS

In order to be considered by the Majority Member at the annual meeting of Members to be held in 2012 Member proposals must be received by us no later than June 25, 2012. We are not obligated to present Member proposals to the Majority Member for consideration except to the extent described herein or as otherwise required by applicable law.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. We and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they are or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you currently receive multiple proxy statements and would prefer to participate in householding, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

ANNUAL REPORT ON FORM 20-F

A copy of our Annual Report on Form 20-F, including audited consolidated financial statements for each of the three years ended December 31, 2010 accompanies this Information Statement.

WHERE YOU CAN FIND MORE INFORMATION

This Information Statement refers to certain documents that are not presented herein or delivered herewith. Such documents are available to any person, including any beneficial owner of our shares, to whom this proxy statement is delivered upon oral or written request, without charge. Requests for such documents should be directed to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

We file annual reports and certain other information with the Securities and Exchange Commission. Our SEC filings are available over the Internet at the web site of the Securities and Exchange Commission at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.